UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

_______________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-38376

_______________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

_______________________

Port Central S.A.

(Translation of registrant’s name into English)

_______________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Results for the quarter ended on March 31, 2022

Central Puerto: 1Q2022

Stock information:

Buenos Aires, May 12 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the First Quarter 2022 (“First Quarter” or “1Q2022”), ended on March 31, 2022.

A conference call to discuss the results of the First Quarter 2022 will be held on May 13, 2022, at 11:00 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter ended on March 31, 2022, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on March 31, 2021, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on March 31, 2022, and the notes thereto, which will be available on the Company’s website.

New York Stock Exchange Ticker: CEPU 1 ADR = 10 ordinary shares Bolsas y Mercados Argentinos Ticker: CEPU
Contact information: Chief Financial Officer Enrique Terraneo Tel (+54 11) 4317 5000 www.centralpuerto.com inversores@centralpuerto.com

A. 1Q2022 Highlights

Resolution SE N°238/2022

On April 21, 2022, the Secretariat of Energy issued Resolution SE No. 238/2022, which updates remuneration prices for energy and capacity of generation units not committed on a PPA (Energía Base). This resolution replaces Annex I to V of the former Resolution SE No. 440/2021 and eliminates section 4 of the Resolution SE No. 1037/2021, which provided for a temporary additional revenue to generators.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	2

Results for the quarter ended on March 31, 2022

Resolution SE No. 238/2022 also removes the “Use Factor” from the capacity payment calculation, improving revenue performance. Remuneration value increases 30% retroactively to February 2022 and provides for an additional 10% increase above the new values, which will become effective in June 2022.

Brigadier López Financial Trust

On April 5, 2022, the existing financial debt under the Brigadier Lopez Financial Trust, that was acquired together with the power plant, was cancelled. As of December 2021, the amounts due under this Trust were US$32.08 million. This financial debt accrued interest at an annual rate equal to the greater of (i) LIBOR plus 5% or (ii) 6.25%. The scheduled maturity of this indebtedness was August 2022 but was cancelled in April as a policy of liability management, reducing financial costs.

B. Market Overview

The table below sets forth key market data for 1Q2022, compared to 4Q2021 and 1Q2021:

	1Q2022	4Q2021	1Q2021	Variation %
Installed capacity (MW; EoP1)	42,871	42,989	42,286	1.4%
Thermal (MW)	25,274	25,398	25,315	0%
Hydro (MW)	10,834	10,834	10,834	0%
Nuclear (MW)	1,755	1,755	1,755	0%
Renewable (MW)	5,008	5,001	4,382	14%
Installed capacity (%)	100%	100%	100%	N/A
Thermal	59%	59%	60%	(1 p.p.)
Hydro	25%	25%	26%	(1 p.p.)
Nuclear	4%	4%	4%	0 p.p.
Renewable	12%	12%	10%	2 p.p.

Energy Generation (GWh)	35,719	35,530	35,332	1%
Thermal (GWh)	23,271	21,199	22,794	2%
Hydro (GWh)	4,954	6,456	6,677	(26%)
Nuclear (GWh)	2,622	2,999	1,917	37%
Renewable (GWh)	4,872	4,877	3,945	24%
Energy Generation (%)	100%	100%	100%	N/A
Thermal	65%	60%	65%	0 p.p.
Hydro	14%	18%	19%	(5 p.p.)
Nuclear	7%	8%	5%	2 p.p.
Renewable	14%	14%	11%	3 p.p.

Energy Demand (GWh)	34,520	33,472	33,087	4%
Residential	15,551	14,828	14,743	5%
Commercial	9,907	9,530	9,297	7%
Great Demand Industrial/Commercial	9,062	9,114	9,047	0%
Energy Demand (%)	100%	100%	100%	N/A
Residential	45%	44%	45%	0 p.p.
Commercial	29%	28%	28%	1 p.p.
Great Demand Residential/Commercial	26%	27%	27%	(1 p.p.)

Source: CAMMESA; company data.

1 EoP refers to “End of Period”.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	3

Results for the quarter ended on March 31, 2022

Installed Capacity: In 1Q2022, the installed capacity reached 42,871 MW, compared to 42,286 MW in 1Q2021, resulting in a 1.4% increase. The installed capacity from thermal´s sources decreased 0.2% from 25,315 MW in 1Q2021 to 25,274 MW in 1Q2022, while renewable´s capacity rose 14.3% to 5,008 MW in 1Q2022 compared to 4,382 MW in 1Q2021.

Between 1Q2022 and 1Q2021, installed capacity variation was 585 MW increasing the system´s capacity. For thermal sources, nearly 387 MW are related to new combined cycles (including Terminal 6 project) and 42 MW to diesel motors, partially offset by a decrease of 471 MW from gas turbines. There were no new projects for hydro or nuclear machines in this period. As for renewables, 627 MW were added to the system, where the two main sources were wind (301 MW) and solar (306 MW), among others.

During 1Q2022, there were 65.5 MW that reached COD, where almost 60 MW are represented by the CT Barker combined cycle, located in Buenos Aires.

As of 1Q2022, the installed capacity is divided in 59% thermal (decreasing 1 percentage point from 1Q2021), 25% hydro, 4% nuclear and 12% renewable (increasing 2 percentage points from 1Q2021). During March 2022, renewable energy reached the 14.0% of the installed capacity.

Generation: In 1Q2022, energy generation increased 1% to 35,719 GWh, compared to 35,332 GWh in the 1Q2021, mainly due to: (i) a 2% increase in thermal, (ii) a 37% increase in nuclear, (iii) a 24% increase in renewable, partially offset by: (i) a decrease of 26% in hydro.

Overall improvement was due to a higher demand. Thermal´s rise was due to the new capacity installed in the period and more dispatch of the existing turbines. In case of generation from nuclear´ s source, the increase was based in a greater production from Atucha I and II. In contrast, the drop in the hydro´s generation is related to the droughts that the region has experienced in past months and consequently, to the river´s lower flows which impacted the generation.

During 1Q2022, the main sources of energy generation continued to be thermal and hydro, with a share of 65% and 14%, respectively. Renewables continued to grow and reached a 14%, 3 percentage points more than 1Q2021. Thermal generation remained stable while hydro decreased 5 percentage points compared to the same quarter of 2021, as stated above.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	4

Results for the quarter ended on March 31, 2022

Demand: In 1Q2022, energy demand increased 4% up to 34,520 GWh, compared to 33,087 GWh in the 1Q2021 where: (i) residential rose 5%, (ii) commercial grew 7%while industrial remain same levels as 1Q2021

The increase in commercial and residential´s segment in 1Q2022 is attributable to the recovery of the economic activity (particularly metallurgical, construction and automotive sectors) and lower restrictions related to COVID-19 compared to the same period of the previous year, while the variation in residential´s use was related to temperature.

As of 1Q2022 and in terms of demand structure, 45% is represented by residential users, 29% by commercial activity and the remaining 26% is related to great demand residential/commercial (decreasing 1 percentage point from 1Q2021, as explained above).

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics for 1Q2022, compared to 4Q2021 and 1Q2021:

Key Metrics	1Q2022	4Q2021	1Q2021	Var % (1Q/1Q)
Continuing Operations
Energy Generation (GWh)	4,585	3,727	3,479	32%
-Electric Energy Generation- Thermal	3,403	2,802	2,506	36%
-Electric Energy Generation – Hydro	782	538	623	26%
-Electric Energy Generation – Wind	400	387	350	14%
Installed capacity (MW; EoP1)	4,809	4,809	4,709	2%
-Installed capacity -Thermal (MW)	2,995	2,995	2,895	3%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%
-Installed capacity - Wind (MW)	374	374	374	0%
Availability - Thermal[2]	84%	88%	89%	(5 p.p.)
Steam production (thousand Tons)	461	360	262	76%

Source: CAMMESA; company data.

1 EoP refers to “End of Period”.

2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	5

Results for the quarter ended on March 31, 2022

In the 1Q2022, energy generation increased 32% to 4,585 GWh, compared to 3,479 GWh in the 1Q2021. As a reference, domestic energy generation grew 1% in the 1Q2022, compared to the same period of 2021, according to data from CAMMESA. It is important to highlight that 1Q2021 was partially impacted by quarantine´s measures established by the government due to the Covid-19 crisis.

Increase in the energy generated by Central Puerto was due to:

a)

A 36% increase in energy generation from thermal units mainly from Terminal 6 due to high dispatch related to efficiency of this combined cycle and higher dispatch of Puerto´s steam turbines partially offset by certain unavailability of Lujan de Cuyo cogeneration and Puerto´s combined cycle.

b)	a 26% increase in energy generation from the hydro plant Piedra del Águila due to CAMMESA´s decision to increase dispatch regardless of the low inflow, reducing the dam level.

c)	a 14% increase in energy generation from renewable units due to better wind resource

During 1Q2022, machine availability for thermal units reached 84%, compared to 89% in the same period of 2021, due extraordinary maintenance in Lujan de Cuyo Cogeneration and some small failures in certain steam turbines. As a reference, the market average availability for thermal units for the same period was 76%, according to data from CAMMESA.

Steam production increased 76%, totaling 460,735 tons produced during 1Q2022, compared to 262,000 tons during the 1Q2021, due to the commissioning of Terminal 6 cogeneration plant and good performance of Lujan de Cuyo´s cogeneration plant.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	6

Results for the quarter ended on March 31, 2022

D. Financials

Main financial magnitudes of continuing operations

MILLION PS.	1Q2022	4Q2021	1Q2021	VAR % (1Q/1Q)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited[1]	Unaudited, subject to limited review according to rule ISRE 2410
Revenues	17,158	16,346	15,765	9%
Cost of sales	(7,592)	(7,994)	(8,051)	(6%)
Gross profit	9,566	8,352	7,714	24%
Administrative and selling expenses	(994)	(1,074)	(1,231)	(19%)
Operating income before other operating results	8,573	7,279	6,482	32%
Other operating results, net	4,360	(8)	5,563	(22%)
Operating income	12,933	7,270	12,046	7%
Depreciations and Amortizations	2,818	3,277	2,968	(5%)
Adjusted EBITDA	15,751	10,548	15,013	5%
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	2,890	1,242	4,854	(40%)
• Impairment on property, plant, and equipment	-	(3,563)	-	N/A
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	12,862	12,869	10,159	27%

See “Disclaimer-Adjusted EBITDA” below for further information.

_______________

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	7

Results for the quarter ended on March 31, 2022

Adjusted EBITDA Reconciliation

Million Ps.	1Q2022	4Q2021	1Q2021	Var % (1Q/1Q)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited[2]	Unaudited, subject to limited review according to rule ISRE 2410
Consolidated net income for the period	4,787	986	992	382%
Loss (Income) on net monetary position	3,154	1,957	(281)	(1224%)
Financial expenses	4,706	3,096	10,876	(57%)
Financial income	(1,718)	(1,483)	(654)	163%
Share of the profit of an associate	198	(113)	414	(52%)
Income tax expenses	1,807	2,828	698	159%
Depreciation and amortization	2,818	3,277	2,968	(5%)
Adjusted EBITDA	15,751	10,548	15,013	5%
1. Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	2,890	1,242	4,854	(40%)
• Impairment on property, plant, and equipment	-	(3,563)	-	N/A
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	12,862	12,869	10,159	27%

Key Macroeconomic Figures

	1Q2022	4Q2021	1Q2021	Var % (1Q/1Q)
Depreciation	8.07%	3.98%	9.33%	(13%)
Inflation	16.07%	10.12%	12.95%	24%

1Q 2022 Results Analysis

Revenues increased to Ps. 17.2 billion in the 1Q2022, as compared to Ps. 15.8 billion in the 1Q2021. This 8.8% increase was mainly due to:

(i)

an 7% increase in sales under contracts which totaled Ps. 9.0 billion in the 1Q2022 as compared to 8.4 billion in the 1Q2021, due to a higher generation of Terminal 6 due to higher dispatch of the combined cycle and wind plants despite a higher inflation´s adjustment over the peso´s depreciation in the period.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	8

Results for the quarter ended on March 31, 2022

(ii)

an 8% increase in the Energía Base Sales, which totaled Ps. 7.0 billion in the 1Q2022 compared to the same period of 2021 due to a 17% production´s increase for higher dispatch of Puerto´s steam turbines and Resolution 238/2022 rise of 30% in tariff since February which was partially offset by inflation impact which was 55% over the last twelve months.

(iii)	an 93% increase in the Steam Sales, which totaled Ps. 0.8 billion in the 1Q2022 compared to the same period of 2021 due to a 76% production´s increase.

Operating income before other operating results, net, was Ps. 8.6 billion, compared to Ps. 6.5 billion in the 1Q2021. This 32% increase was due to:

(i)	9% increase in revenues as stated above.
(ii)

6% decrease in the costs of sales that totaled Ps. 7.6 billion, compared to Ps. 8.0 billion in the 1Q2021, primarily driven by: (i) a 27% or 0.5 billion decrease in purchases of materials and spare parts which totaled Ps. 1.5 billion during the 1Q2022 and (ii) a 2% or 0.1 billion decrease in costs of production, which totaled Ps. 6.2 billion in the 1Q2022, mainly due to i) a decrease in operating costs

(iii)

a 19% decrease in administrative and selling expenses that totaled Ps. 1.0 billion in the 1Q2022, as compared to Ps. 1.2 billion in the 1Q2021,mainly due to a decrease in fees and compensation services and taxes and contributions.

Adjusted EBITDA was Ps. 15.7 billion in the 1Q2022, compared to Ps. 15.0 billion in the 1Q2021. This increase was mainly due to (i) the above-mentioned variations, partially offset by a 38% decrease in foreign exchange difference on operating assets, mainly related to trade receivables, that generated a Ps. 2.8 billion gain during the 1Q2022, compared to Ps. 4.4 billion of 1Q2021 due to a lower depreciation of the Argentine peso in the quarter and lower trade receivables balances. Furthermore, the positive result of 0.7 billion for insurance recovery which impacted positively the Adjusted EBITDA.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 12.9 billion in the 1Q2022, compared to Ps. 10.2 billion in 1Q2021.

Consolidated net income was Ps. 4.8 billion and net income for shareholder was Ps. 4.8 billion or Ps. 3.18 per share or Ps. 31.82 per ADR, in the 1Q2022, compared to a Consolidated net income of Ps. 1 billion and net income for shareholder of Ps. 0.98 billion, respectively, or Ps. 0.65 per share or Ps. 6.53 per ADR, in the 1Q2021. In addition to the above-mentioned factors, net income was positively impacted by:

(i)

higher financial income that amounted to Ps. 1.7 billion in the 1Q2022, compared to Ps. 0.6 billion in the 1Q2021, mainly due to a Ps. 1.4 billion gains on financial assets at fair value for the quarter.

(ii)

lower financial expenses which amounted to Ps. 4.7 billion during the 1Q2022, compared to Ps. 10.9 billion in the 1Q2021 as there were less foreign exchange difference, which decreased Ps. 3.7 billion, mainly due to a lower depreciation of the argentine peso during the quarter and a lower outstanding debt denominated in USD.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	9

Results for the quarter ended on March 31, 2022

Additionally, the share of profit of associates was a Ps. 0.19 billion loss during the 1Q2022 compared to a loss of Ps. 0.41 billion in the 1Q2021.

FONI collections totaled Ps. 2.0 billion in the 1Q2022, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 1.7 billion of 1Q2021. The amounts are being collected on time and according to the signed contract.

Financial Situation

As of March 31, 2022, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 0,3 billion, and Other Current Financial Assets of Ps. 25.9 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of March 31, 2022
Cash and cash equivalents (stand-alone)		27
Other financial assets (stand-alone)		8,624
Financial Debt (stand-alone)		(15,828)

Composed of:
Financial Debt (current) (Central Puerto S.A. stand-alone)	(2,553)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(13,275)
Subtotal Central Puerto stand-alone Net Debt Position		(7,178)
Cash and cash equivalents of subsidiaries		288
Other financial assets of subsidiaries		17,323
Financial Debt of subsidiaries		(27,844)

Composed of:
Financial Debt of subsidiaries (current)[4]	(2,812)
Financial Debt of subsidiaries (non-current) [4]	(25,032)
Subtotal Subsidiaries Net Debt Position		(10,233)
Consolidated Net Debt Position		(17,410)

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	10

Results for the quarter ended on March 31, 2022

Cash Flows of the 3M 2022

MILLION PS.	3M 2022 ended on March 31, 2022
Cash and Cash equivalents at the beginning	327
Net cash flows provided by operating activities	8,147
Net cash flows used in investing activities	(5,962)
Net cash flows used in financing activities	(2,143)
Exchange difference and other financial results	78
Loss on net monetary position by cash and cash equivalents	(132)
Cash and Cash equivalents at the end	315

Net cash provided by operating activities was Ps. 8.15 billion during the 3M2022. This cash flow arises from (i) Ps. 6.6 billion from the gross profit obtained during the 3M2022, (ii) Ps. 1.9 billion in net monetary position loss, and (iii) Ps. 0.8 billion in collection of interests from clients, including the ones from FONI, during the period, which was partially offset by (iv) a Ps. 2.8 billion non-cash foreign exchange difference on trade receivables, (v) a Ps. 3 billion inccrease in the stock of trade receivables, (vi) a Ps. 0.4 billion from income tax paid, and (viii) a Ps. 1.2 billion reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

Net cash used in investing activities was Ps. 6.0 billion in 3M2022. This amount was mainly due to (i) Ps. 5.8 billion applied to acquisition of other financial assets.

Net cash used in financing activities was Ps. 2.1 billion in the 3M2022. This amount was mainly the result of (i) Ps. 1.15 billion in loans paid, mainly related to the loans received for the expansion projects, and (ii) Ps. 1 billion in interest and financial expenses paid, mainly related to those loans.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	11

Results for the quarter ended on March 31, 2022

D. Tables

a. Consolidated Statement of Income

	1Q 2022	1Q 2021
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	17,158,400	15,764,856
Cost of sales	(7,591,984)	(8,051,162)
Gross income	9,566,416	7,713,694

Administrative and selling expenses	(993,550)	(1,231,205)
Other operating income	4,368,951	5,572,343
Other operating expenses	(8,565)	(9,261)
Operating income	12,933,252	12,045,571

(Loss) Gain on net monetary position	(3,153,743)	280,530
Finance income	1,718,075	654,288
Finance expenses	(4,706,370)	(10,875,829)
Share of the profit of associates	(197,683)	(414,361)
Income before income tax	6,593,531	1,690,199
Income tax for the period	(1,806,880)	(697,862)
Net income for the period	4,786,651	992,337
Net total comprehensive income for the period	4,786,651	992,337

Attributable to:
-Equity holders of the parent	4,790,080	983,088
-Non-controlling interests	(3,429)	9,249
	4,786,651	992,337

Earnings per share:
Basic and diluted (Ps.)	3,18	0,65

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	12

Results for the quarter ended on March 31, 2022

b. Consolidated Statement of Financial Position

	As of March 31, 2022	As of December 31, 2021
	Unaudited, subject to limited review according to rule ISRE 2410	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant, and equipment	126,424,981	128,400,143
Intangible assets	6,330,509	7,010,131
Investment in associates	7,123,951	7,312,826
Other financial assets	337,228	40,482
Trade and other receivables	31,312,772	35,317,561
Other non-financial assets	307,789	399,542
Inventories	436,436	443,050
Deferred tax asset	208,686	152,697
	172,482,352	179,076,432
Current assets
Inventories	1,780,016	1,679,740
Other non-financial assets	1,637,097	2,731,459
Trade and other receivables	28,589,941	26,409,729
Other financial assets	25,947,394	23,027,988
Cash and cash equivalents	314,778	327,001
	58,269,226	54,175,917
Total assets	230,751,578	233,252,349

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	46,023,863	46,023,863
Legal reserve	7,327,879	7,327,879
Voluntary reserve	96,406,178	96,406,178
Other equity accounts	(3,444,642)	(3,444,642)
Retained earnings	3,938,689	(851,391)
Equity attributable to shareholders of the parent	151,765,989	146,975,909
Non-controlling interests	194,022	197,451
Total Equity	151,960,011	147,173,360

Non-current liabilities
Other non-financial liabilities	5,577,901	6,287,490
Other loans and borrowings	38,307,477	41,996,616
Compensation and employee benefits liabilities	391,458	396,767
Provisions	59,374	55,921
Deferred income tax liabilities	16,815,838	17,613,194
	61,152,048	66,349,988

Current liabilities
Trade and other payables	3,320,117	3,158,909
Other non-financial liabilities	3,683,832	3,897,193
Other loans and borrowings	5,365,050	7,909,456
Compensation and employee benefits liabilities	1,315,648	1,894,469
Income tax payable	3,879,896	2,764,876
Provisions	74,976	104,098
	17,639,519	19,729,001
Total liabilities	78,791,567	86,078,989
Total equity and liabilities	230,751,578	233,252,349

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	13

Results for the quarter ended on March 31, 2022

c. Consolidated Statement of Cash Flow

	3M 2022	3M 2021
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax	6,593,531	1,690,199

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant, and equipment	2,138,490	2,082,052
Amortization of intangible assets	679,622	885,502
Recovery of tax credits	(43,614)	(103,047)
Interest earned from customers	(776,128)	(950,787)
Commercial and fiscal interests lost	-	3,009
Financial income	(1,718,075)	(654,288)
Financial expenses	4,706,370	10,875,829
Share of the profit of associates	197,683	414,361
Stock-based payments	-	-
Movements in provisions and long-term employee benefit plan expenses	51,938	86,970
Foreign exchange difference for trade receivables	(2,761,549)	(4,439,146)
(Loss) Gain on net monetary position	1,947,296	(7,795,569)

Working capital adjustments:
(Increase) Decrease in trade and other receivables	(3,011,498)	7,847,817
Decrease (Increase) in other non-financial assets and inventories	1,093,671	(1,800,022)
(Decrease) in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(1,219,503)	(2,210,567)
	7,878,234	5,932,313
Commercial and fiscal interests paid	-	(3,009)
Interest received from customers	655,347	922,639
Income tax paid	(386,955)	(615,586)
Net cash flows provided by operating activities	8,146,626	6,236,357

Investing activities
Purchase of property, plant, and equipment	(194,171)	(839,541)
Dividends received	-	15,200
(Acquisition) Sale of other financial assets, net	(5,768,166)	1,295,083
Net cash flows used in investing activities	(5,962,337)	470,742

Financing activities
Banks and investment accounts overdrafts received (paid), net	16,431	(1,815,610)
Loans paid	(1,150,748)	(3,455,124)
Loans received	-	-
Interests and other loan costs paid	(1,008,605)	(1,614,120)
Dividends paid	-	-
Net cash flows used in financing activities	(2,142,922)	(6,884,854)

Increase (Decrease) in cash and cash equivalents	41,367	(177,755)
Exchange difference and other financial results	78,430	38,791
Monetary results effect on cash and cash equivalents	(132,020)	(63,929)
Cash and cash equivalents as of January 1	327,001	488,273
Cash and cash equivalents as of March 31, 2022	314,778	285,380

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	14

Results for the quarter ended on March 31, 2022

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s First Quarter 2022 results on May 13, 2022, at 11.00 PM Eastern Time.

Event Link:	https://www.webcaster4.com/Webcast/Page/2629/45557

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, and Enrique Terraneo, Chief Operating Officer. To access the conference call, please dial:

Participants (Toll Free): +1-888-506-0062

International Participants: +1-973-528-0011

Participant Access Code: 323875

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company’s website at www.centralpuerto.com Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

You may find additional information on the Company at:

•	http://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	15

Results for the quarter ended on March 31, 2022

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

•	“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•	“p.p.”, refers to percentage points;

•	“PPA” refers to power purchase agreements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	16

Results for the quarter ended on March 31, 2022

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	17

Results for the quarter ended on March 31, 2022

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov )

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation, and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	18

Results for the quarter ended on March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 12, 2022	By:	/s/ ENRIQUE TERRANEO
	Name:	Enrique Terraneo
	Title:	Attorney-in-Fact

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	19